Mail Stop 4561

November 21, 2007

VIA USMAIL and FAX (972) 836 - 8015

Mr. Robert J. Werra
General Partner
Amrecorp Realty Fund III
2800 N. Dallas Parkway # 100
Plano, Texas 75093 - 5994

      Re: **Amrecorp Realty Fund III**
               Form 10-K for the year ended 12/31/2006
               Filed on 3/30/2007
               File No. 033-00152

Dear Mr. Robert J. Werra:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant